A special meeting of Fidelity Advisor Government Investment Fund shareholders was held on September 20, 2006. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Advisor Government Investment Fund to Fidelity Government Income Fund in exchange solely for shares of beneficial interest of Fidelity Government Income Fund and the assumption by Fidelity Government Income Fund of Fidelity Advisor Government Investment Fund's liabilities, in complete liquidation of Fidelity Advisor Government Investment Fund.

	# of Votes	% of Votes
Affirmative	633,484,156.00	96.636
Against	5,099,154.53	0.778
Abstain	16,952,438.03	2.586
TOTAL	655,535,748.56	100.000